OM FINANCIAL LIFE INSURANCE COMPANY
                                OLD MUTUAL FINANCIAL NETWORK SEPARATE ACCOUNT VA
                                              1001 Fleet Street - 6th Floor, Law
                                                       Baltimore, Maryland 21202
                                                                Kenneth W. Reitz
                                                       Associate General Counsel
                                                            Office: 410-895-0196
                                                               Fax: 410-895-0085
                                                     E-mail:  ken.reitz@omfn.com


September 18, 2007

VIA EDGAR TRANSMISSION - CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Sally Samuel, Senior Counsel - Office of Insurance Products

Re: OLD MUTUAL FINANCIAL NETWORK SEPARATE ACCOUNT VA ("REGISTRANT") FILE NOS. 333- 142420 AND 811-21952
        CORRESPONDENCE ONLY
        BEACON ADVISOR FLEXIBLE CONTRIBUTION DEFERRED VARIABLE ANNUITY

Dear Ms. Samuel:

This EDGAR-filed CORRESPONDENCE is to inform the Commission that, as a courtesy, we will be providing Ms. Samuel, by e-mail today and by overnight courier for receipt tomorrow, with a Microsoft Word marked (or `redlined') copy of the prospectus and SAI to aid in her review of the changes from the Initial Registration, including changes made in response to her comment letter dated June 21, 2007.

We request that Ms. Samuel preview our proposed responses to her June 21 letter comments and advise if any of them will not adequately address her concerns.

Our desired effective date for this Registration is October 15, 2007. Our goal is to have the Pre-effective Amendment No. 1 filed by EDGAR on or about next Thursday, September 27, 2007. Prior to then, we hope Ms. Samuel can notify us of any subsequent changes needed to adequately address your June 21 letter comments. We invite your phone call or e-mail relating any further needed changes concurrent with your issuance (but prior to our receipt) of your letter identifying those further changes. Our filed version will reflect additional corrections noted by our external auditors upon their review, which we expect to be non-substantive, and any additional minor corrections we note.

Thank you for your review and assistance.

Sincerely,

/s/ Ken Reitz

Ken Reitz

DRAFT
                                            OM FINANCIAL LIFE INSURANCE COMPANY
                               OLD MUTUAL FINANCIAL NETWORK SEPARATE ACCOUNT VA
                                             1001 Fleet Street - 6th Floor, Law
                                                      Baltimore, Maryland 21202
                                                               Kenneth W. Reitz
                                                      Associate General Counsel
                                                           Office: 410-895-0196
                                                              Fax: 410-895-0085
                                                    E-mail:  ken.reitz@omfn.com

DRAFT  September 27, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Sally Samuel, Senior Counsel - Office of Insurance Products

Re: OLD MUTUAL FINANCIAL NETWORK SEPARATE ACCOUNT VA ("REGISTRANT") FILE NOS. 333-142420 AND 811-21952
        PRE-EFFECTIVE AMENDMENT #1 TO THE INITIAL REGISTRATION
        BEACON ADVISOR FLEXIBLE CONTRIBUTION DEFERRED VARIABLE ANNUITY

Dear Commissioners and Ms. Samuel:

For the above referenced Registrant, this filing is the pre-effective amendment #1 to the initial registration statement on Form N-4 (the "Registration Statement") under the Securities Act of 1933, as amended ("1933 Act"). The Registration Statement relates to certain variable annuity deferred insurance contracts (the "Contract") to be offered following effectiveness of the Registration Statement.

This letter responds to comments raised is Ms. Samuel's June 21, 2007 letter on behalf of the Commission and also advises the Commission of other changes from the Initial Registration. To aid in your review, Ms. Samuels is being provided with electronic and paper `redline' copies of the prospectus and Statement of Additional Information highlighting all changes made from the Initial Registration. Paragraph numbering in this letter corresponds to Ms. Samuel's comment numbers in her June 21 letter.

Registrant requests an effective date for this registration of October 15, 2007.

CHANGES RESPONSIVE TO YOUR JUNE 21, 2007 LETTER COMMENTS

1. CHARGES (PAGES 4 AND 5)
(a). The offending language has been removed so the introduction to the "Annual Fees and Expenses" table matches the language in the Form N-4 Instructions. Information has been added to the table to make clear that the charges shown are annual charges even though they may be deducted monthly or daily.

(b). All the CHARGES section tables have been reformatted to be simpler and easier to read.

(c). Note that charges throughout the tables have been changed. This is mostly due to pricing changes since the initial registration on April 27, but some changes are simply corrections.

2. SEPARATE ACCOUNT AND ITS SUBACCOUNTS (PAGE 8)

We have amended the last paragraph to utilize the exact language of N-4 Instructions Item 5(b)(ii)(A) when describing how income, gain and losses of the assets allocated to the separate account are treated.

3.  TRANSFERS (PAGE 11)

Language has been amended to clarify that transfer request cut-off times are on Business days and that the 4pm requirement is as of "the close of trading on a Business Day" which is then described as "generally 4:00 p.m. Eastern Time."

4.  SHORT-TERM TRADING & DISTRUPTIVE TRADING PROCEDURES (PAGE 12)

(a) We've added a table to identify those Rydex Subaccounts that are available for short-term trading. Note that we've also added this table to the Transfer Rules cut-off bullet to identify those Rydex funds that are subject to a 3:30 p.m. transfer cut-off deadline.

(b) You stated "The relationship of not electing or complying with the short-term requirements to the consequences described in the first sentence of paragraphs two and three is not clear." Upon re-reading this section, it was clear some language had been inadvertently omitted and the organization of this language was garbled. Editing corrections should cure the problem. A marked copy has been provided to Ms. Samuels to identify the language changes.

(c)  The offending language has been omitted.

5.  OPTIONAL FEATURES (PAGE 18)

The offending term has been omitted; it is not relevant to this annuity contract form.

6.  DISCLOSE THAT THERE ARE CHARGES FOR OPTIONAL BENEFITS (PAGES 18-19)

The Contract provides optional GMWB and GMDB features. Note that the introductory paragraph in the OPTIONAL FEATURES section makes clear that there are charges for each optional benefit and that the charges can be found in the CHARGES section of the prospectus. You will note considerable redrafting of the language describing how each optional benefit works. These changes are mostly due to system refinements in applying our `rules' to the use of each optional feature.

7.  PART C - EXHIBITS

We're uncertain about your request to "include the exhibit number in the original filing for all exhibits which are incorporated by reference." Our practice is to number those exhibits included in each registration by their Form N-4 Instruction Item 24(b) reference number so that, for instance, if a registration only included as an exhibit the Legal Consent, the Index to Exhibits would identify this one enclosed exhibit as "Exhibit 9," not as Exhibit 1 or Exhibit A. So, exhibits incorporated by reference would have the same exhibit number in the original filing to which it was attached as it has in any subsequent filing in which it is incorporated by reference.

The portfolio company participation agreements have been incorporated as Exhibits and labeled by the name of each portfolio company.

8.  TANDY COMMENT

See our Tandy representations, below.


OTHER CHANGES TO THE REGISTRATION

A.  TERMINOLOGY

We are using the term "contribution" to refer to VA payments, not "premium."

B.  CHARGES SECTION (PAGE 4-5)

Some charges have been changed. The Example of Expenses table has been completed.

C.  OPTIONAL PROVISIONS

Throughout the Contract, language describing the optional provisions (two GMWB and two GMDB features) has been refined. Note that the Cover Page table of available subaccounts includes footnotes to identify those that meet allocation requirements to obtain the GMWB or the Enhanced GMDB optional benefits. Those allocation requirements are described on pages 19-20.

D.  DISTRIBUTION OF THE CONTRACTS (PAGE 27)

This Contract form does not pay commissions and there are no contract load to cover sales and distribution expenses. We've amended our disclosure to better reflect this fact.

E.  STATEMENT OF ADDITIONAL INFORMATION

Financial Statements are included in this registration. They are the same as those included in our annual updated registration for our Beacon Navigator variable annuity contract filed in late April 2007 (File #s 333-137531, 811-21952).

F.  TANDY REPRESENTATIONS

We hereby acknowledge:
        o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to this registration;
        o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
        o The Registrant may not assert Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In addition, Registrant reserves all rights, in the event of litigation, to make use of its participation in the comment process and the record of correspondence between Registrant and the Staff to the extent legally permissible and consistent with the foregoing representations.

To further assist the Commission staff, Registrant will provide the Commission staff reviewer with a courtesy paper copy of this filing including marked changes from the current effective prospectus and statement of additional information.

If you have any question concerning this filing, please contact the undersigned by telephone at (410) 895- 0196 or by e-mail at Ken. Reitz@omfn.com. .


Respectfully Submitted,



/s/  Kenneth W. Reitz

Kenneth W. Reitz